Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

		For the nine months ended September 30,		For the year ended December 31,
		2005	2004	2004	2003	2002	2001	2000
		($ in millions)

1.	Income from continuing operations before income taxes	$848.9	$604.7	$879.1	$820.3	$371.5	$249.9	$751.1
2.	Interest expense	51.3	81.2	96.9	120.3	108.9	94.8	116.8
3.	Interest factor of rental expense	3.4	3.5	4.6	4.8	8.0	9.4	15.1
4.	Undistributed income from equity investees	(26.1)	(14.6)	(19.4)	(18.3)	4.3	(17.4)	(27.1)
5.	Earnings before interest credited on investment products	877.5	674.8	961.2	927.1	492.7	336.7	855.9
6.	Interest credited on investment products	619.0	559.1	763.7	735.7	743.4	773.1	723.5
7.	Earnings	$1,496.5	$1,233.9	$1,724.9	$1,662.8	$1,236.1	$1,109.8	$1,579.4

8.	Interest expense	$51.3	$81.2	$96.9	$120.3	$108.9	$94.8	$116.8
9.	Interest factor of rental expense	3.4	3.5	4.6	4.8	8.0	9.4	15.1
10.	Preferred stock dividends by registrant	9.4	—	—	—	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	1.2	0.4	—	—
12.	Fixed charges before interest credited on investment products	64.1	84.7	101.5	126.3	117.3	104.2	131.9
13.	Interest credited on investment products	619.0	559.1	763.7	735.7	743.4	773.1	723.5
14.	Fixed charges	$683.1	$643.8	$865.2	$862.0	$860.7	$877.3	$855.4

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	13.7	8.0	9.5	7.3	4.2	3.2	6.5

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	2.2	1.9	2.0	1.9	1.4	1.3	1.8

102